May 17, 2017

Please vote on June 14, 2017, at the annual meeting of Caterpillar, Inc. (NYSE: CAT):

1.       AGAINST the re-election of Directors Daniel Dickinson, Dennis Muilenburg, and William Osborn; and

2.       FOR Proposal 10, amending the company clawback policy.

Dear Caterpillar shareholder,

Caterpillar, Inc. stands at a critical juncture.  With $2 billion in income taxes and penalties assessed by the Internal Revenue Service (“IRS”), a Senate investigation finding that the company avoided paying $2.4 billion in taxes through an abusive tax shelter, possible charges of tax fraud,1 and an ongoing federal investigation that may preclude the company from participating in lucrative government contracts, the overwhelming liabilities associated with Caterpillar’s offshore tax structure have reached a tipping point requiring director level accountability.

As a consequence, shareholders must clearly signal to the board that the long term regulatory risks of the tax strategy outweigh its financial benefits by voting AGAINST Directors Dickinson, Muilenburg and Osborn.  Shareholders should also vote FOR Proposal 10, to amend the company’s clawback policy to include events that may result in reputational damage to the company.

For investors the following are of immediate concern:

•         Failure of Risk Oversight Despite Multiple Warnings:  Caterpillar Audit Committee’s failure to manage the risks associated with the offshore tax structure, despite warnings by both internal and external parties, calls into question the effectiveness of the members of the Audit Committee.  At least two employees and the company’s internal risk assessment system had warned of the risks of the offshore tax plan, all of which the Audit Committee appears to have ignored.  Further, Caterpillar continued to implement the offshore tax structure despite significant scrutiny from federal regulators, as well as shareholders themselves through various lawsuits.

•         Auditor Conflict of Interest:  The Audit Committee has failed to manage the conflict of interest presented by PricewaterhouseCoopers (“PWC”), which both developed the tax avoidance scheme and continues to be responsible for the company’s external auditing.  Caterpillar also has a history of a revolving door of employees with PWC, including the current CFO.  The failure to address PWC’s conflict of interest raises concern over the Audit Committee’s commitment to independent review of the accuracy of the company’s financial statements, and the Audit Committee’s overall supervision of the company’s external audits.

•         Audit Committee Composition is in Urgent Need of Change:  Messrs. Dickinson, Muilenburg, and Osborn have sat on the committee for the duration of the IRS and Senate investigations.  In fact, Committee Chairman Osborn has sat on the board almost since the inception of the tax strategy, over 15 years.  Given their long tenure and the Audit Committee’s lack of response, we question these directors’ ability to provide adequate oversight of the ongoing federal investigation of the offshore tax structure and outside auditors.

1 The company is contesting the IRS assessments.

•         Stronger Pay Accountability:  Strengthening the clawback policy by including recoupment of pay for conduct that might result in significant reputational damage to the company is a common sense reform and is particularly warranted at Caterpillar given the potential liabilities associated with the offshore tax structure.

As Caterpillar’s performance slowly improves, it is even more critical that the board take a fresh look at the company’s risk mitigation practices so that the reputational costs of the tax strategy do not derail the company’s recovery.  Although we recognize the addition of Rayford Wilkins to the board and the Audit Committee, three of the four members of the committee, entrusted with monitoring the company’s tax compliance and risk management framework, have sat on the committee for the duration of multiple investigations.  Yet Caterpillar appears to have continued to implement the tax strategy for over 15 years.  For all of these reasons, we urge a vote against the three directors and a vote for the clawback proposal.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership.  These funds invest over $250 billion in the global capital markets and are substantial investors of Caterpillar.  We previously engaged with the company over executive compensation issues for the past two years.

The Company’s Response to Multiple Warnings Regarding the Offshore Tax Strategy Has Been Inadequate

Since its inception in 1999, Caterpillar’s offshore tax structure has been subject to both internal and external scrutiny.  In 2004, the company’s CEO and tax department received an anonymous letter warning that the tax strategy had no legitimate business purpose.   Further, in 2007, the company’s own Global Tax Strategy Manager, Daniel Schlicksup, raised concerns with the company’s legal department, ethics office, and Executive Office2 that the tax scheme was being conducted for tax avoidance purposes only, stating that “the pressure to look the other way is overwhelming.”3  Caterpillar’s tax department created a tax risk rating system in 2006 that evaluated elements of the Swiss tax strategy, and subsequently gave those elements a “high” risk rating.  Rather than eliminate the Swiss tax strategy, however, the company attempted to reduce the rating.  When it was unable to do so, the company eliminated the rating system altogether in 2008.  At several points throughout the first nine years of the tax strategy, Caterpillar’s own employees and rating system warned the company that its offshore tax strategy created undue risks, yet Caterpillar appears to have continued its implementation as if these warnings did not exist.

Additionally, the tax strategy has been subject to several investigations, even before the March 2017 raid of Caterpillar’s facilities.  According to the IRS investigation in 2013 and Senate investigation in 2014, the company’s executives and directors participated in improper and potentially illegal conduct by engaging in an offshore tax strategy, avoiding the payment of nearly $2.4 billion in taxes, and failing to disclose to the Securities and Exchange Commission (“SEC”) and investors the status of IRS’ findings against these arrangements.  The company has also been subject to pending lawsuits and grand jury investigation related to Caterpillar shifting its profits to benefit from the lower Swiss tax rate.  Each of these investigations and lawsuits, and the reputational and financial liability associated with them, call into question the Audit Committee’s ability to provide adequate risk oversight regarding the company’s tax strategy over the long term.

2 This included then group president Douglas Oberhelman.  Mr. Oberhelman would later become CEO and Chair, and recently stepped down from the board.

3 Peoria Journal Star, “Roots of Caterpillar Raid Reach Back Years,” available at http://www.pjstar.com/news/20170304/roots-of-caterpillar-raid-reach-back-years.

The Audit Committee has Failed to Manage PWC’s Conflict of Interest.

We are particularly worried over the conflict of interest resulting from the continued role of PWC as Caterpillar’s external auditor for over 80 years.4  In 1999, Caterpillar paid PWC $55 million to create the very offshore tax strategy that PWC now evaluates as part of the annual audit process.  Furthermore, Caterpillar has a history of relying on former employees of PWC to lead the company’s finance and tax departments.  The company’s current CFO, Bradley Halverson, started his career at PWC before joining Caterpillar.  David Burritt was an auditor with PWC prior to joining the company, as its Chief Accounting Officer and later its Chief Financial Officer, from 2004-2010.  Additionally, Robin Beran, Caterpillar’s Chief Tax Officer until 2015 (who provided allegedly false testimony to the Senate5) was also a former PWC partner.

The conflict of interest presented by PWC and the shared personnel between the two entities is especially concerning in light of the high degree of regulatory scrutiny that the company’s tax strategy has received, even prior to the federal raid on March 2nd.   The Audit Committee’s failure to replace PWC as the company auditor raises serious concerns over the Committee’s ability to recognize real conflicts of interest that endanger the quality of the company’s auditing and financial statements.

The Audit Committee’s Composition is in Urgent Need of Change

Despite the risk of a $2 billion assessment by the IRS and the possibility of charges of tax fraud, the company has continued to rely on the offshore tax strategy.  By leaving the company open to these risks, shareholders have little option but to hold Directors Dickinson, Muilenburg, and Osborn accountable.

Further Directors Dickinson, Muilenburg and Osborn sat on the Audit Committee during the IRS investigations and Senate hearing related to the tax strategy in 2013 and 2014, respectively.  In fact, Audit Committee Chair Osborn has sat on the board effectively since the tax strategy began, over 16 years.  Given the events that have taken place during their tenure, and the company’s scant response, we question these directors ability to provide adequate oversight with regards to the ongoing federal investigation of the offshore tax structure.

4 Caterpillar’s Offshore Strategy, Permanent Subcommittee of Investigation, U.S. Senate, Majority Staff Report (“PSI Reprt”), p. 41.

5 A memorandum prepared by Senate staff cites contradictions between Mr. Beran’s testimony and other evidence in the record.  See False Testimony Related to IRS’ Position on Caterpillar’s Tax Liability, Hearing Before the Permanent Subcommittee on Investigations of the Committee on Homeland Security and Government Affairs, Caterpillar’s Offshore Tax Strategy, p. 633, available at https://www.gpo.gov/fdsys/pkg/CHRG-113shrg89523/pdf/CHRG-113shrg89523.pdf.

Stronger Pay Accountability is Needed Now More than Ever

Findings from the Senate investigation demonstrate that Caterpillar executives were aware of the risks associated with the tax scheme, but nonetheless agreed to the arrangement, improperly reporting profits and enriching themselves in the process through their equity compensation awards.  For example, internal company documents from 2008 estimated an annual tax benefit of $250 - $300 million per year and $0.40 - $0.48 profits per share.6  An accounting professor responsible for a recent government-sanctioned report on the company’s possible accounting fraud has also stated that “the company’s noncompliance with these rules was deliberate and primarily with the intention of maintaining a higher share price.”7  Given the potential damage to the company, both reputation and otherwise, as a result of its tax strategy, shareholders should take immediate action to strengthen executive pay accountability by adopting the changes to the company’s clawback policy, as outlined in Proposal 10.

Conclusion:

As shareholders, we must send the board a clear message at this year’s shareholder meeting on June 14th that we are exasperated by the board’s continued disregard of the apparent risks of Caterpillar’s offshore tax strategy.  Therefore, we urge you to vote AGAINST the re-election of Audit Committee Members Dickinson, Muilenburg, and Osborn and FOR Proposal 10, the shareholder proposal amending the company’s clawback policy.

Please contact my colleague Tejal K. Patel at tejal.patel@ctwinvestmentgroup.com with any questions.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

6 PSI Report, p. 75.

7 Caterpillar Is Accused in Report to Federal Investigators of Tax Fraud, NYT, available at https://www.nytimes.com/2017/03/07/business/caterpillar-tax-fraud.html?smid=nytcore-ipad-share&smprod=nytcore-ipad